Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate II Acquisition Corp.

Commission File No. 001-40152

Date: May 12, 2022

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

Ahmed Fattouh, InterPrivate Chairman and CEO

Welcome everyone, I’m Ahmed Fattouh the Chairman and CEO of InterPrivate. InterPrivate is a private investment firm that invests on behalf of a consortium of family offices in partnership with co-sponsors including operating executives, venture capitalists and private equity firms.

InterPrivate II is one of four SPACs we have launched and is dedicated to the technology space, targeting auto-tech, mobility, and e-commerce. Brandon Bentley, Brian Pham and Alan Pinto are three of my partners, and our board is comprised of senior executives from the private equity, venture capital and technology world.

Our thesis was to find a high-growth technology enabled company that had a differentiated product, long term defensibility of its business model, and a demonstrated path to profitability that would set it up for long term success in the public markets. Getaround’s characteristics and attributes align well with our thesis and we are excited to share their story.

Getaround is one of the two largest players in the global car-share market that it helped pioneer. We are proud to partner with such an established leadership team — founder-led and bolstered by top executives with experience across leading Silicon Valley companies. As a relentless innovator, the Company has designed and deployed its proprietary Getaround Connect technology to build formidable network effects in cities across the globe, improving utilization of automotive assets and transforming the way its customers access transportation.

Getaround has demonstrated years of strong execution — as evidenced by their robust growth, established scale, and demonstrated adjusted EBITDA profitability in key cities. We expect our merger will accelerate the expansion of the Company’s uniquely enduring asset-light marketplace within one of the largest consumer categories, providing more efficient mobility for global consumers along the way.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

I’ll add a few words about the transaction parameters: the implied equity value of the combined company is approximately $1.2 billion on a proforma basis. This is an enterprise value of approximately $900 million, and assumes no redemptions by InterPrivate stockholders from the $259 million trust. The transaction is expected to result in up to $434 million in cash to the combined company, including a convertible note commitment of up to $175 million provided by affiliates by Mudrick Capital Management, before expenses, and assuming no redemptions by InterPrivate stockholders. Importantly, Getaround’s shareholders and management are rolling over 100% of their equity into this transaction, showing both their commitment to, and belief in, the company’s long-term growth potential.

With that, I would like to turn it over to Sam Zaid, Founder and CEO to tell you more about Getaround.

Sam Zaid, Getaround Founder and Chief Executive Officer

Thanks Ahmed, and thank you everyone joining us today. My name is Sam Zaid and I am the CEO here at Getaround.

Since 2011, our mission has been to solve today’s broken model of car ownership. The way we own cars is unsustainable. In fact, on average our cars remain parked 95% of each day. With 1.4 billion sitting unused 22 hours a day, we waste about 30 billion car hours daily.

Our digital carsharing marketplace seeks to solve the inefficiencies of traditional car and truck rental, by providing users an instant and contactless experience, while also providing the economic incentive for owners to share their cars, ultimately making renting simpler more affordable and more convenient than owning.

Like Airbnb, we are an asset-light marketplace, connecting hosts who provide cars with guests who rent them. Unlike Airbnb, our experience is fully digital, not analog.

Getaround works on virtually any car through our proprietary IOT hardware device called Getaround Connect. This means cars and trucks on Getaround are connected, communicating digitally with our cloud systems at all times, fundamentally transforming the manual business of renting cars into a fully digital and data-driven one. By turning your phone into your car key, we are accelerating a much-needed transition from a legacy analog car rental experience to a fully digital and keyless car sharing experience.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

Our business and pricing model is simple. We have a base reservation rate of which we retain a 40% commission with the remainder going to the host. Additionally, we charge a varying booking fee to guests ranging from 8% to 10%. Taken together, this results in an average take rate for Getaround of 48% of the gross booking value.

We’re also a global marketplace with 66,000 active cars and trucks in over 950 active cities worldwide. And we’re leading the digital transformation with 20 times as many digitally connected cars on network as compared to our closest competitor. Since inception, more than 1.6 million unique guests have completed 5.7 million trips on our marketplace.

Now digital technology powers the magic of Getaround for consumers. We designed the user experience to enable guests to book a car and be gone in 60 seconds.

After downloading the app, all you have to do is search for a car for as long as you need. That could be as short as an hour, a few days, or as long as you need, up to four weeks. Choose the exact car you want in close proximity to where you are or plan to be. Your account is then verified algorithmically and your booking is confirmed instantly.

Insurance is included with every trip with in-app upgrades available at checkout, all that in 60 seconds, plus walking time to the car, and then you can magically unlock the doors from your phone. Unlike your traditional car rental company, there’s no annoying paperwork, no standing in lines or dealing with aggressive sales agents. And, unlike other analog and unconnected marketplaces, you don’t have to wait for your host to approve your booking or arrange a meet to pick up the car key.

On the supply side, our digital experience takes much of the hassle out of sharing cars, lowering both the time and cost involved. In the Getaround model, hosts no longer have to meet guests in-person, arrange for a car pickup or a return, or physically hand off the key. This allows hosts to rent out their cars more frequently and to take home more money. Fuel, mileage, tolls, and other similar items are digitally calculated and automatically billed, eliminating a lot of the manual work involved in other analog sharing marketplaces.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

We’ve been building Getaround for 10 years, and we’re really proud to be backed by renowned investors from Menlo Ventures to Braemar Energy Ventures, SoftBank and PeopleFund, to Reid Hoffman and Mark Pincus from Reinvent Capital, strategic partners like Toyota, Cox, and Total Energies. All of whom have invested in Getaround. In total, we have raised more than $500 million to fund our technology development and market expansion.

Our first five years through 2016 were focused on products and technology. We built our Getaround Connect technology platform, including hardware and software. We launched our digital marketplace and developed our operating model and our growth playbooks, starting first in San Francisco. And from 2017 onwards, we have demonstrated our ability to grow and expand across the United States and Europe.

And we’ve grown our digital marketplace nearly 10 times in that period, more specifically from 2017 through 2021, gross booking value or GBV on our marketplace has increased from $18 million to $167 million.

We delivered strong organic growth in both 2020 and ‘21 overcoming the challenges of COVID-19. We also increased our take rate during that time. As a result, we grew our net marketplace value or NMV by 179% through the pandemic. Now we’ve made modest marketing investment through this period and this growth was largely driven by the virtuous cycle of network effects on our marketplace.

We believe that Getaround is very early in the consumer adoption of car sharing. And we estimate there’s more than a 100X opportunity to grow from here. Unlocked by our pioneering digital car sharing model, we believe the serviceable market today is $155 billion of which we are currently less than 1% penetrated. We expect to unlock this opportunity as our pioneering technology provides a viable alternative to owning a car, a better option to traditional car rental and immediate access to cars for drivers in the gig economy.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

Now let me walk you through how we think about the market opportunity.

Getaround is unique in that we serve both high-density cities and lower density areas such as suburbs. Guests can use Getaround on short notice for a quick trip or plan well in advance for longer getaways, and hosts can manage their cars remotely, utilizing our digital technology.

As a result of not having to be physically co-located with their cars to rent them out, hosts can operate with greater geographic flexibility and distribute cars to locations where guests need them. For dense urban environments, this can be a relatively small area. For sparser suburbs, this could be a broader geographic area. The heat maps of Atlanta and New York show and illustrate where guests want cars.

We utilize this data to help our host capture demand by optimizing car placement. We believe Getaround is the only platform that provides this combined functionality enabled by our digital remote management technology.

Now to power our digital marketplace, we built our Getaround Connect Cloud, a proprietary and vertically integrated technology stack consisting of cloud software, real-time data systems, and advanced machine learning. It also includes our seamlessly integrated hardware that is equipped into the majority of cars on Getaround.

We developed our patented Getaround Connect technology to have the ability to retrofit any of the 1.2 billion analog and unconnected cars in the world today. And we can deliver a 100% digital experience on virtually any car, enabling them to communicate with our cloud platform in real-time.

Once a car is equipped with Getaround Connect, it becomes a connected car with key features like remote lock and unlock via the app, GPS location, vehicle immobilization, as well as real-time telemetry and sensor data capture. For this, we charge the host a $99 set up fee and a $20 per month subscription per car, allowing us to recoup the cost of the device and installation.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

And as part of our asset-light strategy, we equip cars with Getaround Connect through a network of certified third-party technicians and through larger partners like Car Toys and Best Buy. While the majority of connected Getaround cars today are equipped with our technology, a growing percentage are natively connected through OEM integrations. In this configuration, we piggyback on the car’s built in capabilities by directly accessing OEM connected car systems.

This allows hosts to instantly share their car in Getaround without requiring any additional hardware technology. As we integrate more OEMs, many of which we have in the pipeline, we will gain instant access to an increasing share of the 270 million connected cars forecasted to hit the road between now and 2025. This is a very powerful tailwind that will accelerate the adoption of Getaround in the coming years.

Our technology yields a significant advantage in the data generated on our marketplace, helping to distance us from analog competitors. We currently store big data from over 600 million miles of driving and over 5 million trips, which we leverage to develop advanced data-driven capabilities. This data drives our dynamic pricing systems, where we generate more than two times the revenue yield of traditional analog competitors like Enterprise or Avis.

Data also powers our instant sign up and verification algorithms, underpins our marketplace dynamics for matching supply and demand, and end-to-end, we leverage advanced data science to automate and simplify every step of the customer journey. From automated billing for mileage, fuel, tolls, while monitoring warning lights and driving patterns that can help us detect when a car has been towed, impounded, or in an accident. Importantly, with more data, our systems get smarter every day, which compounds our advantage over analog competitors.

Our growth strategy targets profitability by further densifying existing markets, which increases the mix and proximity of cars to our users, as well as expanding into adjacent markets that are currently underserved. This is illustrated for Boston, Miami, and Chicago. Through our densification strategy and expansion into adjacent markets, we are able to create greater flywheel effects on our marketplace and generate operating leverage.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

And in these markets, we serve multiple segments. On the supply side, cars come from individual consumers who share their cars part-time and entrepreneurs, we call Powerhost, to build up fleets of cars, dedicated full-time to sharing. In 2021, a car in the US that was available for sharing 70% of the year, made an average of $10,000.

Now on the demand side, our clientele also consists of two groups. It’s comprised of utility users for whom Getaround is a need. So, this could be a family that occasionally requires a second vehicle or a part-time worker, such as a nanny or a babysitter. And then we have lifestyle users for whom Getaround reflects a choice to live car-free, avoiding the hassles of ownership.

Across all users who activated prior to the start of 2021 in the US, the average spend on Getaround was $650 per year, per guest. And now, a secular trend we have seen with our guests is a steady increase in lifetime value or LTV. Looking at our US region, for example, monthly hours booked per guest has doubled since 2018, helped by the increasing liquidity from densification and adjacent expansion.

And cohorted guest spend, shown on the right, is three to four times faster today. For example, in 2018, it took 24 months for guests to spend $600, whereas in 2020, it took less than eight months.

Notably, more than three quarters of our business each month is driven by returning customers. This is a critical difference vis-à-vis our analog competitors, where guests only rent once or twice a year on average, requiring continued reinvestment to reacquire those customers.

Another trend that has contributed to the growth of our Getaround marketplace is the rise of entrepreneurial Powerhosts, who currently account for more than 70% of our gross booking value. Powerhosts are business-minded, profit-motivated suppliers of cars with an average of 12 vehicles each.

And we acquire Powerhosts in two ways, first, we develop hosts and then we up convert them. We expect about one out of four hosts to up convert, a significant increase from one out of 20 back in 2017.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

Second, we have a dedicated inside sales team that targets small fleets. The goal is to switch them over to Getaround, either from their own direct operation or a less powerful competitive platform. In this area, our technology and our ability to drive higher revenue per day are Getaround’s key unique selling propositions.

And in parallel, we have an internal team that is focused on local engagement. We set up deals with cities, with parking operators and with real estate developers that help our hosts thrive.

Since 2015, we’ve seen Powerhosts expand organically. This growth is really driven by the powerful flywheel and the network effects of our marketplace model. Powerhosts actually typically start with a couple cars. And then as those cars reach a steady state of earnings generation, the host often requires more cars to share. This effect translates into cohorts that grow, not churn over time, and results in more cars added to our platform at an effective customer acquisition cost of zero.

On average, Powerhost cohort GBV retention in the US grew eight times larger over their first six quarters on Getaround. Recognizing the exponential earning potential Powerhost, we started building productivity tools to help them scale faster, data tools to help them optimize car placement, and pricing tools to increase yield and steady state car earnings. We believe Powerhosts are a key driver of future adoption and growth.

Our partner API represents a significant source of upside to what we just discussed. It enables scalable distribution through partners that can access our connected car network. A great example of this is our integration with the Uber driver app. At a host’s discretion, their cars can be seamlessly enabled for rent to Uber drivers. Drivers then get the optionality of utilizing a rented vehicle to make money on Uber. Hosts themselves, get an incremental and complimentary pattern of demand in utilization. This means hosts actually end up making more money and they receive more bookings.

Now with our proprietary technology and these exemplar partnerships, Getaround is uniquely differentiated with a strong foundation for continued leadership. Our asset-light model and digital network provide guests with a unique experience relative to most all other competitors.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

Our in-progress integration with leading OEMs, such as Toyota and high frequency users, such as Uber, are expected to significantly expand our addressable opportunity. And our technology enables a set of unique cost and revenue advantages for entrepreneurs.

But beyond innovation and growth, Getaround is an ESG company at its core. Research from UC Berkeley has estimated that households reduce their emissions by 34% to 41% when they choose car sharing over ownership. This implies a 100-billion-pound reduction in CO2 emissions for every million cars on our marketplace.

In addition, research from NYU points to Getaround being welfare increasing, with the strongest positive impact on low- and middle-income consumers who gain access to economic opportunity and a higher standard of living. Our own data shows that 58% of transactions are made using debit cards versus credit. 51% of bookings occur in less affluent neighborhoods, and 34% in lower density areas, which may be underserved by public transit.

Our ability to execute on this 100X market opportunity would not exist without our seasoned team of mobility operators and entrepreneurs with diverse industry experience across mobility, internet, and high tech. And particularly as a mission-driven company, people are core to our success. We strive to really create a customer-driven organization with an engaged, aligned, empowered, and accountable company culture.

Now we believe Getaround is in the early stages of long-term secular growth as consumers shift their mobility patterns, offering up one of the largest untapped opportunities in mobility with rapid revenue growth and strong unit economics.

Our technology enabled marketplace model is highly reputable, with best in class take rates at 48% and over two times the revenue per day of traditional car rental. All enabled by our digital product, proprietary connected car technology, and significant data advantage.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

As I mentioned earlier in the presentation, we delivered strong growth of 125% net marketplace value in the first year of COVID while contemporaneously eliminating the majority of our marketing spend. We also dramatically improved our trip contribution margin, a measure of unit level economics, which rose to 18% in 2020 and 52% last year.

We are especially pleased to have taken the cohort of our top 20 largest markets from losing money to achieving positive adjusted EBITDA last year. In addition, we have demonstrated a compelling return on ad spend, with a dollar spent on marketing yielding more than $13 of gross booking value. Notably, we see a clear line of sight for future margin expansion and profitability as we achieve sufficient scale to amortize our fixed costs over a larger revenue base.

Now, as also previously mentioned, our business is driven by returning users, with our digital car sharing model enabling higher repeat rates and best in class retention. Historically, we benefit from the continued leverage of demonstrated long customer lifetimes with guest cohorts continuing to spend at 30% of their initial level, even after more than five years on the platform. And we expect this to further improve as the negative impact of COVID subsides.

As I mentioned, we believe that we’re in the early stages of a long-term secular shift, and we expect to achieve our objectives as we execute on our proven growth playbook, adding supply and utilizing demand to capture bookings as we integrate partners, including car OEMs and Uber, and see continued momentum in mobility as the economy reopens post pandemic. Our merger with InterPrivate provides Getaround with the best opportunity to fulfill our mission, to solve the 95% problem of car ownership, and we expect to create significant value for our shareholders in the process.

Now in summary, Getaround is the worldwide leader in asset-light digital car sharing. Our patented technology and connected digital experience have created a wide mode and unlocked a large addressable market.

We’ve developed a proven growth playbook, driven by the network effects of our marketplace and our powerful Powerhost organic flywheel. And Getaround has an early mover advantage and growth upside with unique connected technology, OEM integrations, and mobility partners. And we have achieved compelling unit economics using advanced data science and machine learning.

InterPrivate II Acquisition Corp. and Getaround

Business Combination Conference Call Script

May 12, 2022

Finally, we have the leadership team and human capital in place to execute on our mission. Our announcement today with InterPrivate represents a major step to capitalizing on this opportunity and we couldn’t be more thrilled for the road ahead.

Thank you again for joining us today. We look forward to updating you on our progress.

Additional Information and Where to Find It

This communication relates to the proposed transaction between Getaround and InterPrivate, but does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. InterPrivate intends to file with the SEC a registration statement on Form S-4 relating to the proposed transaction that will include a proxy statement of InterPrivate and a prospectus of InterPrivate. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all InterPrivate stockholders as of a record date to be established for voting on the proposed transaction. InterPrivate also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and securities holders of InterPrivate are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about InterPrivate, Getaround and the proposed transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the proposed transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. To the extent that such persons’ holdings of InterPrivate’s securities have changed since the amounts disclosed in InterPrivate’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the proposed transaction of InterPrivate’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Getaround and InterPrivate, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the services offered by Getaround and the markets in which it operates, the expected total addressable market for the services offered by Getaround, the sufficiency of the net proceeds of the proposed transaction to fund Getaround’s operations and business plan and Getaround’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the risk that the proposed transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Getaround’s business relationships, performance, and business generally, (vii) risks that the pendency or consummation of the proposed transaction disrupts current plans and operations of Getaround, (viii) the outcome of any legal proceedings that may be instituted against Getaround, InterPrivate or others related to the business combination agreement or the proposed transaction, (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the proposed transaction, (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction (including the ability of Getaround to achieve adjusted EBITDA breakeven), gauge and adapt to industry trends and changing host, guest and consumer preferences, and identify and realize additional opportunities, (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates, (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so, (xiv) the risk that Getaround may never achieve or sustain profitability, (xv) the risk that Getaround will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the ability to maintain strategic partnerships, including integrations and collaborations with original equipment manufacturers and ride hailing apps, (xix) the risk of product liability or regulatory lawsuits or proceedings relating to Getaround’s products and offerings, (xx) the risk that Getaround is unable to secure or protect its intellectual property, (xxi) the effects of COVID-19 or other public health crises on Getaround’s business and results of operations, the travel and transportation industries, travel and transportation trends, and the global economy generally, and (xxii) costs related to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate gives any assurance that either Getaround or InterPrivate will achieve its expectations.